Mail Stop 4561

April 4, 2007

Jeffrey D. Kelly
Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114

      RE: National City Corporation
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 8, 2007
             File No. 001-10074

Dear Mr. Kelly,

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Derivative Instruments, page 32

1. You state that to prospectively test effectiveness for designated SFAS 133 hedge relationships, you perform a qualitative assessment of the critical terms of the hedged item and hedging instrument and in certain cases you also perform a quantitative analysis. For each hedge relationship in which you rely on matching the critical terms of the hedged item and hedging instrument to test effectiveness, please provide the following information.

    a. Tell us your risk management objective and strategy for undertaking the hedge.

      b. Tell us the hedging instrument, the hedged item and the nature of the risk being hedged.

      c. Tell us how you performed and documented an assessment of hedge effectiveness at inception of the hedge relationship and on an ongoing basis throughout the hedge period.

      d. Tell us if there are any known sources of variability between the hedge and the hedged item that are not perfectly matched. For each hedge relationship with a known source of ineffectiveness, please provide the following information.

          i. Describe the known source of ineffectiveness.

          ii. Tell us why you believe the hedge relationship is expected to be highly effective.

          iii. Tell us how you analyzed the hedge relationship to determine if the hedges were highly effective and whether you measured ineffectiveness for all periods .

2. For each hedge relationship in which you "also perform a quantitative analysis." Please elaborate on the process you use to determine whether further quantitative analysis is performed and provide example circumstances as to when your process would indicate additional quantitative analysis is necessary, as well as example circumstances where you process would indicate that additional quantitative analysis is not necessary. Please ensure your response indicates how this process is documented for a typical hedging relationship.

16. Long-Term Debt, page 65

3. Please tell us the designated risk being hedged related to your Prime based interest rate swap and cap SFAS 133 hedges as specified in your contemporaneous hedge documentation. Refer to paragraph 21(f) of SFAS 133.

Note 17. Junior Subordinated Debentures Owed to Unconsolidated Subsidiary Trusts and Corporation-Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trusts Holding Solely Debentures of the Corporation, page 66

4. Please tell us if you use SFAS 133 designated hedges of the $750 million junior subordinated debentures issued in 2006. If so, please tell us if you use the short-cut method to assess hedge ineffectiveness. If you do, please provide us the following information.

     a. Clearly explain the terms of the hedged item.

     b. Clearly explain the terms of the derivative interest rate hedge.

     c. Tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133.

     d. Tell us if these or any other similar debt securities contain a deferral of interest feature. If so, please explain this feature to us and tell us why you believe the debt securities are eligible for short-cut accounting considering paragraph 68 (e) of SFAS 133. Specifically tell us why you believe the interest deferral feature is typical for a debt security.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Branch Chief